John
Keells
Group

JOHN KEELLS HOLDINGS LIMITED

Interim Report

Six months ended 30th September 2005

The Profit Attributable to the Group, in the quarter under review, at Rs 730 million recovered significantly, as expected, from a sluggish first quarter and exceeded the Rs 652 million in the corresponding period in the previous year by 12 per cent. The improved profitability during the quarter has resulted in the Profit Attributable to the Group, for the six months ended 30 September 2005, at Rs 1117 million being just 5 per cent below the Profit Attributable *of Rs 1180 million in the corresponding period in the previous year as compared to the 27 per cent deficit at the end* of the first quarter 2005/2006.

Group Revenue at Rs 7.82 billion, for the quarter, and at Rs 14.17 billion for the 6 months, ended 30 September 2005 were 30 per cent and 24 per cent above the comparable periods in 2004. Group Profit Before Tax (PBT), for the quarter under review, at Rs 1068 million was 7 per cent above the PBT of Rs 1002 million in the corresponding period in the previous year. The Property Development, Food and Beverage, Transportation, Financial Services and Information Technology Groups recorded markedly better PBTs than the corresponding period in 2004. The Leisure Group profitability, however, was significantly lower than the corresponding quarter of the previous year, as a result of lower occupancies arising from a decline in leisure tourist arrivals. The improved PBT during the quarter has resulted in the Group Profit Before Tax, for the six months ended 30 September 2005, at Rs 1671 million being just 5 per cent below the PBT of the corresponding period in the previous year as compared to the 21 per cent deficit at the end of the first quarter.

The Profit After Taxation of the Company at Rs 395 million for the quarter, and Rs 672 million for the six months, ended 30 September 2005 were 71 per cent and 58 per cent below the comparable periods last year, which had enjoyed an exceptional Rs 771 million Hotels Restructuring profit. Administration Expenses at the Company during the quarter, and six months period, ended 30 September 2005 were significantly higher than the corresponding periods in the previous year because of costs associated with SAP ERP, Training and Development and the set up of a Finance and Accounting Shared Services Centre, all of which are deliberate initiatives with substantial future benefits.

On 8 September 2005, Nations Trust Bank Limited (NTB), a 25% Associate of the John Keells Group, proposed to merge with Mercantile Leasing Limited (MLL), the Group's leasing arm. The Board of Directors of MLL approved the proposal on 9 September 2005 and if approved by the Central Bank, shareholders and sanctioned by Court, the merger will be executed at a swap ratio of 2 NTB shares for every 1 MLL share held, with the surviving entity being NTB. The merger is expected to yield synergies by way of lower funding costs and combined client bases.

On 13 September 2005, JKH sold its 51% stake in Keells Plantation Management Services (Pvt.) Limited (KPMS) to RPC Management Services Limited for a purchase consideration of Rs.168 million. With the divestment of KPMS, the holding company of Namunukula Plantations, JKH has exited from the ownership of plantations.

On 21 October 2005 the Group took a controlling interest in the Yala Village (Yala) through the acquisition of an 80 per cent stake in Yala by John Keells Hotels Limited at a cost of Rs 175 million which comprised of Rs 75 million for the equity and Rs 100 million new preference shares. Yala was also leveraged through a Rs 100 million bank loan to settle outstanding liabilities.

Food & Beverage profits maintained the growth momentum witnessed during the last quarter, helped by a strong performance by Ceylon Cold Stores and the Retail segment. During the quarter, 4 new "Keells Super" outlets were launched in the suburbs of Colombo, increasing the geographical diversity of our chain of supermarkets. Keells Restaurants had a good quarter. However, Keells Food Products recorded poor profitability because of a lower demand for its products arising out of the negative effects of adverse publicity on the processed meats industry.

Transportation continued to perform well and its profitability during the quarter was better than the corresponding period in the previous year. The outlook for this Industry Group remains positive.

Leisure, whilst making every effort to break free from the negatives of the tsunami, registered, as expected, a sharp decline in profitability during the period under review, compared to the corresponding quarter last year. PBT at Rs 27 million, in the quarter, was well below the Rs 352 million registered in the same period in 2004. The City Hotels, which enjoyed high occupancies during the quarter, recorded reasonable profits despite absorbing substantial costs in respect of the repositioning strategy they are currently pursuing under the "Cinnamon" Brand. A refurbished Colombo Plaza under the new brand will open in late November 2005. The Resort Hotels and Destination Management

companies experienced a poor quarter. There are, however, early signs of a revival in the industry with evidence of a gradual increase in occupancies at our resort hotels. The tsunami damaged Hakuraa in the Maldives, recommenced operations in August 2005 and a refurbished "Habarana Village" is slated for launch in November 2005. There has been good progress in the construction of the 100 room resort hotel in Alidhoo, Maldives. Beach Hotel Bayroo remains closed pending governmental direction on coastal construction.

Financial Services profitability grew during the quarter on the back of enhanced activity witnessed in the stock market and increased sales volumes in our leasing and insurance segments. With the proposed merger of NTB and MLL, the sector is poised for consolidation and growth and is expected to make its presence felt as a contributor to the Group portfolio in the future.

Information Technology recorded an increase in its profits during the period under review, compared to the second quarter of last year, mainly due to the increased sales volumes arising out of the growth in existing products and a broadening of the range of products in our Office Automation business. The Strategic Review of this Industry Group was completed and the way forward is being charted.

Plantations, now consisting of Tea Smallholder Factories, Broking and Warehousing, recorded a profitability similar to the previous year's 2nd quarter.

Property Development registered significant growth in its profits for the quarter with the part revenue recognition of the "Monarch" apartments. While the construction of Monarch continues to be on schedule, the sector is also currently evaluating new opportunities for future growth.

During the quarter under review, InfoMate (Pvt) Limited, the Shared Services arm of the Group, commenced operations. Selected accounting and finance processes such as accounts receivable, accounts payable, bank reconciliations, fixed assets and general ledger of the SAP platformed companies are now performed at the Shared Services center. Other group initiatives, particularly the HR and Risk Management initiatives, continue and have now become, or are becoming, institutionalised. The Internationalisation efforts of the group are progressing well, and subject to regulatory approvals, are expected to bear fruit in the medium term.

The John Keells Social Responsibility Foundation, the CSR vehicle of the group, obtained the status of a charitable institution. Neighbourhood Schools Development; "Teaching English" in Colombo, Gampaha, Galle, Kandy, Bandarawela, Panadura, Matara, Wellawaya, Habarana and Batticaloa; Vision 1000 (island wide cataract operations); Aids Awareness Programme; Village Adoption and Disability Networks are some of the CSR Projects currently in progress.

In conclusion, we are hopeful of the emergence of a political leadership that can rise above partisan political wrangling in delivering to all citizens of Sri Lanka a good standard of living. Many countries, particularly those in our region, which, some decades ago, trailed us in terms of economic prosperity and quality of life, have overtaken us and Sri Lanka is fast losing its comparative and competitive advantage. In our corporate capacity we look for nothing more than an enabling environment that promises an enduring peace, upholds law and order, eliminates corruption, induces investment, creates employment and rewards performance. These, we believe, will lead to poverty alleviation and the creation of social equity.

V. Lintotawela
Chairman

27 October 2005

CONSOLIDATED INCOME STATEMENT

	Quarter ended 30th September			Six months to 30th September		
	2005	2004	Change %	2005	2004	Change %
Revenue	**7,815,518**	6,015,956	30	**14,174,201**	11,428,601	24
Cost of Sales	**(5,531,782)**	(4,106,055)	35	**(10,169,356)**	(7,917,931)	28
Gross Profit	**2,283,736**	1,909,901	20	**4,004,845**	3,510,670	14
Other Operating Income	**65,512**	129,729	-50	**124,570**	268,921	-54
	2,349,248	2,039,630	15	**4,129,415**	3,779,591	9
Administrative Expenses	**(852,548)**	(708,759)	20	**(1,659,931)**	(1,450,656)	14
Distribution Expenses	**(322,798)**	(312,930)	3	**(629,134)**	(541,456)	16
Other Operating Expenses	**(217,579)**	(196,324)	11	**(408,142)**	(334,617)	22
Profit from Operating Activities	**956,323**	821,617	16	**1,432,208**	1,452,862	-1
Finance Expenses	**(122,799)**	(60,307)	104	**(252,876)**	(134,646)	88
Share of Associate Company Profits	**234,024**	240,210	-3	**491,486**	442,761	11
Profit before Taxation	**1,067,548**	1,001,520	7	**1,670,818**	1,760,977	-5
Income Tax Expense	**(200,648)**	(168,409)	19	**(361,420)**	(296,623)	22
Profit after Taxation	**866,900**	833,111	4	**1,309,398**	1,464,354	-11
Minority Interest	**(137,275)**	(181,232)	-24	**(192,154)**	(284,375)	-32
Profit Attributable to the Group	**729,625**	651,879	12	**1,117,244**	1,179,979	-5
	Rs.	Rs.		**Rs.**	Rs.	
Earnings per share for the period - Basic/Diluted	**1.83**	1.64		**2.80**	2.96	
Dividends per share - Gross	**0.00**	0.00		**0.00**	0.00	

Note : *All values are in Rupees '000s, unless otherwise stated.*
The above figures are subject to audit.

Provisional Financial Statements

CONSOLIDATED BALANCE SHEET

As at 30th September	2005	2004	As at 31.03.2005
ASSETS			
Non-Current Assets			
Property, Plant & Equipment	19,411,122	19,689,530	20,017,707
Intangible Assets	812,868	880,608	939,750
Investments in Subsidiaries	5,565	5,564	5,565
Investments in Associates	2,891,809	2,289,923	2,626,499
Other Investments	126,155	148,525	142,795
Other Non-Current Assets	2,417,021	1,866,985	2,378,923
	25,664,540	24,881,135	26,111,239
Current Assets			
Inventories	1,814,873	1,473,793	1,642,760
Trade & Other Receivables	6,415,020	6,147,174	6,428,555
Short Term Investments	3,012,416	2,259,812	3,030,419
Cash in Hand and at Bank	1,590,342	2,201,112	2,486,878
	12,832,651	12,081,891	13,588,612
Total Assets	38,497,191	36,963,026	39,699,851
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	10,000,000	10,000,000	10,000,000
Issued Share Capital	3,990,795	3,307,737	3,316,333
Capital Reserves	7,290,471	7,685,117	7,894,284
Revenue Reserves	8,377,539	7,053,974	7,605,189
Total Equity	19,658,805	18,046,828	18,815,806
Minority Interest	3,534,880	5,125,230	3,715,890
Non-Current Liabilities			
Negative Goodwill	1,279,487	1,402,029	1,319,754
Non-Interest Bearing Borrowings	15,000	25,061	15,000
Interest Bearing Borrowings	3,047,322	3,221,853	2,786,288
Deferred Tax Liabilities	259,635	287,194	274,736
Retirement Benefit Obligations	600,372	686,617	752,670
Other Deferred Liabilities	7,267	105,815	112,413
	5,209,083	5,728,569	5,260,861
Current Liabilities			
Trade & Other Payables	4,793,022	3,796,907	5,245,119
Provisions	4,954	5,259	2,292
Income Tax Liabilities	217,299	240,397	356,513
Short Term Borrowings	2,327,134	1,989,984	3,608,256
Current Portion of Non-Interest Bearing Borrowings	20,000	10,000	20,000
Current Portion of Interest Bearing Borrowings	498,380	498,692	655,012
Bank Overdrafts	2,233,634	1,521,160	2,020,102
	10,094,423	8,062,399	11,907,294
Total Equity & Liabilities	38,497,191	36,963,026	39,699,851
	Rs.	Rs.	Rs.
Net Assets per share	49.26	45.22	47.15

Note : *All values are in Rupees '000s, unless otherwise stated.*
The above figures are subject to audit.
The Board of Directors is responsible for the preparation and presentation of these financial statements.

V. Lintotawela
Chairman

J. R. F. Peiris
Group Finance Director

27 October 2005

CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Profit before Taxation	1,670,818	1,760,977
Adjustments for : Interest Received	(100,203)	(58,186)
Dividends Received	(694)	(637)
Finance Expenses	252,876	134,646
Provision for Fall in Value of Investments	-	200
Share of Associate Company Profits	(491,486)	(442,761)
Depreciation	584,847	596,952
(Profit)/Loss on Sale of Property, Plant & Equipment	4,987	(27,232)
(Profit)/Loss on Sale of Non-Current Investments	251	-
(Profit)/Loss on Sale of Other Investments	(3,915)	(28,820)
Amortisation of Goodwill on Consolidation (Net)	(2,608)	(2,527)
Retiring Gratuity (Net of Payments)	36,935	45,543
Amortisation of Other Deferred Liabilities	(4,601)	(3,733)
Amortisation of Intangible Assets	3,651	1,252
Profit Due to Changes in Holding	(8,446)	-
Amortisation of Other Non-Current Assets	30,186	1,040
Operating Profit before Working Capital Changes	1,972,598	1,976,714
(Increase)/Decrease in Inventories	(347,924)	2,712
(Increase)/Decrease in Receivables & Prepayments	(177,170)	38,541
Increase/(Decrease) in Creditors & Accruals	(119,981)	22,756
Increase/(Decrease) in Other Non-Current Assets	(88,284)	64,620
Cash Generated from Operations	1,239,239	2,105,343
Interest Received	100,203	58,186
Finance Expenses Paid	(252,876)	(134,646)
Dividends Received	258,665	274,445
Income Tax Paid	(464,168)	(229,822)
Net Cash Flow from Operating Activities	881,063	2,073,506
CASH FLOWS USED IN INVESTING ACTIVITIES		
Acquisition of Property, Plant & Equipment	(1,758,081)	(738,253)
Purchase of Investments	(2,825)	(15,754)
Purchase of Subsidiaries	-	(523,085)
Acquisition of Interest in Subsidiaries	-	(31,426)
Acquisition of Interest in Associates	(15,988)	-
Proceeds from Sale of Property, Plant & Equipment	3,068	86,917
Proceeds from Sale of Subsidiaries	168,307	-
Proceeds from Sale of Other Investments	6,963	16,298
Grants Received for Investing Activities	9,312	6,209
Net Cash Flow used in Investing Activities	(1,589,244)	(1,199,094)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Proceeds from Issuance of Shares - Company	59,105	38,633
Minority Interest	(128,051)	(213,818)
Dividends Paid	(398,028)	(445,784)
Proceeds from Interest Bearing Borrowings	897,017	346,779
Repayment of Interest Bearing Borrowings	(266,752)	(546,777)
Proceeds from/(Repayment of) Short Term Borrowings (Net)	(780,838)	416,545
Net Cash Flow used in Financing Activities	(617,547)	(404,422)
NET INCREASE/(DECREASE) IN CASH & CASH EQUIVALENTS	(1,325,728)	469,990
Adjustment in Cash & Cash Equivalents consequent to Disposal of Subsidiaries	197,657	-
CASH & CASH EQUIVALENTS AT THE BEGINNING	3,497,195	2,469,774
CASH & CASH EQUIVALENTS AT THE END	2,369,124	2,939,764
CASH & CASH EQUIVALENTS		
Short Term Investments	3,012,416	2,259,812
Cash in Hand	1,590,342	2,201,112
Bank Overdrafts	(2,233,634)	(1,521,160)
Cash & Cash Equivalents	2,369,124	2,939,764

Note : *All values are in Rupees '000s, unless otherwise stated.*
The above figures are subject to audit.

Provisional Financial Statements

COMPANY INCOME STATEMENT

	Quarter ended 30th September			Six months to 30th September		
	2005	2004	Change %	2005	2004	Change %
Revenue	135,034	107,323	26	267,732	208,800	28
Cost of Sales	(59,218)	(40,928)	45	(114,879)	(77,235)	49
Gross Profit	75,816	66,395	14	152,853	131,565	16
Dividend Income	499,935	673,929	-26	919,411	932,062	-1
Other Operating Income	47,266	5,156	817	52,369	18,762	179
	623,017	745,480	-16	1,124,633	1,082,389	4
Administrative Expenses	(142,825)	(71,094)	101	(272,953)	(154,428)	77
Other Operating Expenses	(3,742)	(8,626)	-57	(9,665)	(14,119)	-32
Profit from Operating Activities	476,450	665,760	-28	842,015	913,842	-8
Provision for fall in Value of Investments	(9,358)	(15,226)	-39	(22,378)	(30,452)	-27
Finance Expenses	(69,484)	(35,005)	98	(141,837)	(62,092)	128
Profit on Restructuring	-	771,127	-100	-	771,127	-100
Profit before Taxation	397,608	1,386,656	-71	677,800	1,592,425	-57
Income Tax Expense	(2,803)	(3,861)	-27	(5,613)	(7,720)	-27
Profit after Taxation	394,805	1,382,795	-71	672,187	1,584,705	-58
	Rs.	Rs.		Rs.	Rs.	
Earnings per share for the period - Basic/Diluted	0.99	3.47		1.69	3.98	
Dividends per share - Gross	0.00	0.00		0.00	0.00	

Note : *All values are in Rupees '000s, unless otherwise stated.*

The above figures are subject to audit.

COMPANY BALANCE SHEET

As at 30th September	2005	2004	As at 31.03.2005
ASSETS			
Non-Current Assets			
Property, Plant & Equipment	723,634	690,953	748,414
Investments in Subsidiaries & Joint Ventures	12,994,674	9,639,561	13,155,862
Investments in Associates	1,453,710	1,437,721	1,437,722
Other Investments	94,507	94,507	94,507
Other Non-Current Assets	88,624	101,558	92,601
	15,355,149	11,964,300	15,529,106
Current Assets			
Inventories	915	393	917
Trade & Other Receivables	565,192	1,959,406	567,497
Short Term Loans given to Related Parties	260,001	105,099	262,005
Short Term Investments	-	22,900	12,500
Cash in Hand and at Bank	133,122	249,479	119,352
	959,230	2,337,277	962,271
Total Assets	16,314,379	14,301,577	16,491,377
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	10,000,000	10,000,000	10,000,000
Issued Share Capital	3,990,795	3,307,737	3,316,333
Capital Reserves	5,447,980	6,019,930	6,063,336
Revenue Reserves	3,194,323	1,776,497	3,194,322
Retained Earnings	864,665	1,630,355	590,508
Total Equity	13,497,763	12,734,519	13,164,499
Non-Current Liabilities			
Interest Bearing Borrowings	682,396	640,533	764,974
Retirement Benefit Obligation	77,384	61,449	68,477
	759,780	701,982	833,451
Current Liabilities			
Trade & Other Payables	182,509	159,572	80,130
Amounts due to Related Parties	38,200	-	28,700
Income Tax Liabilities	5,714	-	11,684
Short Term Borrowings	950,000	318,000	1,632,400
Current Portion of Interest Bearing Borrowings	165,161	179,158	165,157
Bank Overdrafts	715,252	208,346	575,356
	2,056,836	865,076	2,493,427
Total Equity & Liabilities	16,314,379	14,301,577	16,491,377
	Rs.	Rs.	Rs.
Net Assets per share	33.82	31.91	32.99

Note : *All values are in Rupees '000s, unless otherwise stated.*
The above figures are subject to audit.
The Board of Directors is responsible for the preparation and presentation of these financial statements.

V. Lintotawela
Chairman

J. R. F. Peiris
Group Finance Director

27 October 2005

Provisional Financial Statements

COMPANY CASH FLOW STATEMENT

For the six months ended 30th September		2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Profit before Taxation		677,800	1,592,425
Adjustments for :	Finance Expenses	141,837	62,092
	Depreciation	47,969	11,489
	Profit on Sale of Property, Plant & Equipment	-	84
	(Profit)/Loss on Sale of Non-Current Investments	(49,210)	(783,970)
	Provision for Fall in Value of Investments	22,378	30,452
	Bad Debts	3,977	8,957
	Retiring Gratuity (Net of Payments)	8,907	2,427
Operating Profit before Working Capital Changes		853,658	923,956
(Increase)/Decrease in Inventories		2	92
(Increase)/Decrease in Receivables & Prepayments		4,309	(17,304)
Increase/(Decrease) in Creditors & Accruals		111,879	(67,851)
Cash Generated from Operations		969,848	838,893
Finance Expenses Paid		(141,837)	(62,092)
Income Tax Paid		(11,583)	-
Net Cash Flow from Operating Activities		816,428	776,801
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES			
Acquisition of Property, Plant & Equipment		(23,189)	(142,964)
Purchase of Investments		(15,988)	(819,296)
Proceeds from Sale of Non-Current Investments		188,020	45,973
Net Cash Flow from/(used in) Investing Activities		148,843	(916,287)
CASH FLOWS USED IN FINANCING ACTIVITIES			
Proceeds from Issuance of Shares		59,105	38,633
Dividends Paid		(398,028)	(445,784)
Long Term Borrowings - related parties		-	14,809
Repayment of Interest Bearing Borrowings		(82,574)	(89,560)
Proceeds from/(Repayment of) Short Term Borrowings (Net)		(682,400)	318,000
Net Cash Flow used in Financing Activities		(1,103,897)	(163,902)
NET DECREASE IN CASH & CASH EQUIVALENTS		(138,626)	(303,388)
CASH & CASH EQUIVALENTS AT THE BEGINNING		(443,504)	367,421
CASH & CASH EQUIVALENTS AT THE END		(582,130)	64,033
CASH & CASH EQUIVALENTS			
Short Term Investments		-	22,900
Cash in Hand		133,122	249,479
Bank Overdrafts		(715,252)	(208,346)
Cash & Cash Equivalents		(582,130)	64,033

Note : *All values are in Rupees '000s, unless otherwise stated.*
The above figures are subject to audit.

STATEMENT OF CHANGES IN EQUITY

Group

As at 30th September	2005	2004
Balance as at 31st March	18,815,806	17,227,622
Adjustment on account of changes in holdings	13,090	(10,943)
	18,828,896	17,216,679
Share Options exercised during the period	11,081	6,728
Premium on issue of Shares during the period	48,024	31,905
	18,888,001	17,255,312
Gain/Loss not recognised in the Income Statement		
- Currency Translation Reserve	51,588	57,321
Net Profit for the period	1,117,244	1,179,979
Final Dividend - 2004/2005	(398,028)	(445,784)
Balance as at 30th September	19,658,805	18,046,828

Company

As at 30th September	2005	2004
Balance as at 31st March	13,164,499	11,556,965
Share Options exercised during the period	11,081	6,728
Premium on issue of Shares during the period	48,024	31,905
	13,223,604	11,595,598
Net Profit for the period	672,187	1,584,705
Final Dividend - 2004/2005	(398,028)	(445,784)
Balance as at 30th September	13,497,763	12,734,519

Note : *All values are in Rupees '000s, unless otherwise stated.*
The above figures are subject to audit.

27 October 2005

Provisional Financial Statements

SEGMENT INFORMATION

For the six months ended 30th September	Food & Beverage		Transportation		Plantation		Leisure		Information Technology		Financial Services		Property Development		Other		Group Total	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Total Sales	3,988,014	4,004,937	4,915,858	3,583,534	1,568,973	1,554,700	2,276,404	3,030,719	870,717	689,135	1,964,951	722,161	1,432,483	403,388	239,094	196,181	17,256,494	14,184,755
Less :																		
Inter Segment Sales	(20,378)	(26,448)	(58,107)	(51,557)	-	-	(32,880)	(68,879)	(71,835)	(69,387)	(126)	-	(53,784)	(61,888)	(211,106)	(147,445)	(448,216)	(425,604)
Intra Segment Sales	(95,939)	(921,941)	-	(292)	(22,745)	(22,390)	(167,684)	(73,273)	(3,511)	(5,379)	(33)	-	(5,727)	-	(2,862)	(1,659)	(298,501)	(1,024,934)
Segment Revenue	3,871,697	3,056,548	4,857,751	3,531,685	1,546,228	1,532,310	2,075,840	2,888,567	795,371	614,369	1,964,792	722,161	1,372,972	341,500	25,126	47,077	16,509,777	12,734,217
Share of Associate Company turnover																	(2,335,576)	(1,305,616)
Revenue																	14,174,201	11,428,601
Segment Operating Profits	168,179	106,064	1,097,953	889,560	90,713	174,842	(17,915)	390,222	6,628	(12,837)	196,242	112,808	431,963	82,577	(174,639)	(116,534)	1,799,124	1,626,702
Other Operating Income	11,463	2,558	40,978	23,758	30,838	13,436	24,745	81,090	11,861	13,726	7,433	12,657	31,767	83,175	(34,515)	38,521	124,570	268,921
Finance Expenses	(39,728)	(37,249)	(479)	(1,875)	(67,398)	(58,507)	(17,477)	16,529	(80)	97	(110)	(273)	1,469	206	(129,073)	(53,574)	(252,876)	(134,646)
Profit before Taxation	139,914	71,373	1,138,452	911,443	54,153	129,771	(10,647)	487,841	18,409	986	203,565	125,192	465,199	165,958	(338,227)	(131,587)	1,670,818	1,760,977
Income Tax Expense	(72,170)	(21,522)	(93,870)	(70,376)	(28,132)	(39,887)	(30,427)	(62,575)	(13,617)	(6,713)	(49,943)	(22,246)	(10,147)	(16,787)	(63,114)	(56,517)	(361,420)	(296,623)
Profit after Taxation	67,744	49,851	1,044,582	841,067	26,021	89,884	(41,074)	425,266	4,792	(5,727)	153,622	102,946	455,052	149,171	(401,341)	(188,104)	1,309,398	1,464,354

Note : *All values are in Rupees '000s, unless otherwise stated.*

The above figures are subject to audit.

NOTES TO THE FINANCIAL STATEMENTS

For the six months ended 30th September	**2005**	2004
1. Market Price per share		
	Rs.	Rs.
Market Price - Highest	**174.00**	114.00
Market Price - Lowest	**122.50**	102.00
Market Price - Last Traded	**172.00**	105.75

2 The Interim Financial Statements of the Company and of the Group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31st March 2005 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting.

3 The presentation and classification of Turnover, Cost of Sales, Administrative Expenses, Distribution Expenses, Other Operating Income and Expenses, Finance Expenses and Income Tax Expenses for the corresponding period of the previous year, have been amended, where relevant, for better presentation and to be comparable with those for the current year.

4 Revenue of apartment sales in Asian Hotels & Properties Limited has been recognised on the basis of Percentage Completion and Cash Received, whichever is lower. The costs relating to the unrecognised portion of the asset has been classified under Other Non-Current Assets.

5 The Group disposed its investment in Keells Plantation Management Services (Pvt) Limited, the Holding Company of Namunukula Plantations Limited, on 13th September 2005 for a purchase consideration of Rs. 168 million.

6 Net Assets Per Share has been calculated, for all periods, based on the current number of shares in issue as at 30th September 2005.

7 The Company granted a bonus issue of 1 ordinary share for every 5 existing ordinary shares on 3rd June 2005. A final dividend of 10% was paid on the increased post-scrip issued capital on 1st July 2005.

8 The group divested 9.97 per cent of its equity investment in Jaykay Marketing Services (Pvt) Limited to Ceylon Cold Stores Limited on 4th May 2005.

9 On 8th September 2005, Nations Trust Bank Limited (NTB), proposed to merge with Mercantile Leasing Limited (MLL), at a swap ratio of 2 NTB shares for every 1 MLL share held, with the surviving entity being NTB.

10 On 21st October 2005 the Group took a controlling interest in the Yala Village (Yala) through the acquisition of an 80 per cent stake in Yala by John Keells Hotels Limited at a total cost of Rs. 175 million which comprised of Rs. 75 million for the equity and Rs. 100 million for new 15% cumulative preference shares. Yala was leveraged through a Rs. 100 million bank loan to settle outstanding liabilities.

11 There have been no other events subsequent to the Balance Sheet date, which require disclosure in the Interim Financial Statements.

12 All values included in these Financial Statements are in Rs. '000s unless otherwise stated.

CORPORATE INFORMATION

Name of Company
John Keells Holdings Limited

Legal Form
Public Limited Liability Company,
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Directors
Mr V Lintotawela - Chairman
Mr S C Ratnayake - Deputy Chairman/Joint Managing Director
Mr A D Gunewardene - Joint Managing Director
Mr G S A Gunasekera
Mr J R F Peiris
Mr E F G Amerasinghe
Mr T Das
Mr S Easparathasan
Mr S Enderby
Mr N C Vitarana

Audit Committee
Mr N C Vitarana - Chairman
Mr E F G Amerasinghe
Mr S Easparathasan

Remuneration Committee
Mr E F G Amerasinghe - Chairman
Mr S Easparathasan
Mr N C Vitarana

Nominations Committee
Mr S Easparathasan - Chairman
Mr E F G Amerasinghe
Mr T Das
Mr V Lintotawela
Mr N C Vitarana

Secretaries and Registrars
Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors
Ernst and Young
Chartered Accountants
P O Box 101
Colombo
Sri Lanka

Bankers
Bank of Ceylon
CitiBank N.A
Commercial Bank
Deutsche Bank
DFCC Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
Merchant Bank of Sri Lanka
Nations Trust Bank
NDB Bank
Pan Asia Bank
People's Bank
People's Merchant Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank
Union Bank of Colombo

Depository for GDRs
CitiBank N.A, New York

Registered Office of the Company
130 Glennie Street
Colombo 2
Sri Lanka

Contact Details
P O Box 76
130 Glennie Street
Colombo 2
Sri Lanka

Telephone : (94 11) 2306000
Facsimile : (94 11) 2447087

Internet : www.keells.com
Email : jkh@keells.com